Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of July, 2008

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Notice regarding Oxiteno expansion to its acetate production unit dated July 25, 2008

ULTRAPAR PARTICIPAÇÕES S.A.

Oxiteno Announces Expansion to Its Acetate Production Unit

São Paulo, Brazil, July 25, 2008 – ULTRAPAR PARTICIPAÇÕES S.A. (BOVESPA:UGPA4/NYSE:UGP), a company engaged in fuel distribution (Ultragaz/Ipiranga), the production of chemicals (Oxiteno), and in providing integrated logistics solutions for special bulk cargo (Ultracargo), hereby announces that Oxiteno, the largest producer of specialty chemicals in Latin America, is investing in a new acetate unit at Mauá (SP). The object of this investment is to increase the supply of solvents and strengthen the company's leading position in the solvent market, throughout Mercosur.

Through this unit Oxiteno will be expanding its portfolio of products, adding new acetates to its product line, expanding its production capacity with an additional volume of 40,000 tons/year, more than doubling production capacity of this product line in Brazil. This unit is expected to start operations in the second half of 2009, and will strengthen Oxiteno's position as a significant supplier of raw material to the resin, paint, varnish and thinners markets, which have been growing strongly as a result of the growth in the automotive, building and packaging sectors.

Increasing its acetate production capacity is one of the initiatives that Oxiteno has been taking with the aim of increasing its market share. The investment budget has been estimated at R$ 51 million, and forms part of the company's 2008 and 2009 investment plan, estimated at R$ 650 million, which will significantly expand production volumes - with higher sales both in Brazil as well as other countries where the company has operations. In addition to solvents, it is also planned to increase the production capacity of ethylene oxide, ethoxilates, ethanolamines, as well as the building of a new oleochemicals plant.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  July 28, 2008
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Oxiteno Expansion)